SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 -----------
                                   FORM 6-K
                                 -----------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 6, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                   -------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                    [LOGO]

                                 CNOOC LIMITED
                               [CHINESE LETTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                     ANNOUNCEMENT OF 2001 INTERIM RESULTS

INTERIM RESULTS
The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001 (the "Period").

INDEPENDENT REVIEW
The interim results for the six months ended June 30, 2001 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards "Engagement to review interim financial reports", issued by the Hong Kong Society of Accountants, by Arthur Andersen & Co. whose unmodified review report will be included in the interim report to be sent to shareholders.

CONSOLIDATED INCOME STATEMENT
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                                     Six months ended June 30,
                                                                               --------------------------------------
                                                           Note                            2001                  2000
                                                         --------              ----------------      ----------------
                                                                                    (Unaudited)           (Unaudited)
 Turnover
     Oil and gas sales                                                           9,561,986                 9,043,552
     Marketing revenues                                                          1,377,457                 2,829,610
     Other income                                                                  301,462                    88,152
                                                                               ----------------      ----------------

     Total revenues                                                             11,240,905                11,961,314
                                                                               ----------------      ----------------

 Expenses
     Operating expenses                                                         (1,047,984)                 (991,532)
     Production taxes                                                             (491,371)                 (486,433)
     Exploration costs                                                            (451,619)                 (238,345)
     Depreciation, depletion and amortisation                                   (1,295,221)               (1,188,546)
     Dismantlement and site restoration allowance                                  (53,794)                  (51,155)
     Crude oil and product purchases                                            (1,327,994)               (2,797,365)
     Selling and administrative expenses                                          (262,141)                 (202,004)
     Interest, net                                                                  31,945                  (217,602)
     Exchange gain, net                                                            175,778                   153,674
     Other                                                                        (206,650)                  (46,472)
                                                                               ----------------      ----------------

     Total expenses                                                             (4,929,051)               (6,065,780)
                                                                               ----------------      ----------------

 Share of profit of associated company                                             103,798                   121,140
                                                                               ----------------      ----------------

 Investment income                                                                  42,563                         -
                                                                               ----------------      ----------------

 Non-operating loss, net                                                            (1,787)                 (218,051)
                                                                               ----------------      ----------------

 Profit before tax                                                               6,456,428                 5,798,623
 Provision for taxation                                     3                   (1,838,330)                 (977,061)
                                                                               ----------------      ----------------

 Net profit                                                                      4,618,098                 4,821,562
                                                                               ================      ================

 Earnings per share - basic                                 4                      RMB0.60                   RMB0.79
                                                                               ================      ================

 Earnings per share - diluted                               4                      RMB0.60                       N/A
                                                                               ================      ================

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES (All amounts expressed in thousands of Renminbi)

                                                                                       Six months ended June 30,
                                                                               --------------------------------------
                                                                                           2001                  2000
                                                                               ----------------      ----------------
                                                                                    (Unaudited)           (Unaudited)

Net profit for the period                                                             4,618,098             4,821,562
Foreign currency translation differences                                                    907               (3,389)
                                                                               ----------------      ----------------

Total recognised gains and losses                                                     4,619,005             4,818,173
                                                                               ================      ================

CONSOLIDATED BALANCE SHEET (Condensed)
           (All amounts expressed in thousands of Renminbi)

                                                                                       June 30,          December 31,
                                                           Note                            2001                  2000
                                                         --------              ----------------      ----------------
                                                                                    (Unaudited)           (Audited)

ASSETS

Non-current assets
     Property, plant and equipment, net                                              22,988,946            22,654,375
     Investment in an associated company                                                505,825               471,027
                                                                               ----------------      ----------------

                                                                                     23,494,771            23,125,402
                                                                               ----------------      ----------------

Current assets
     Cash                                                                             7,598,580             2,796,627
     Time deposits with maturities of three months or more                            2,948,077             3,424,512
     Accounts receivable, net                                                         2,286,128             1,916,190
     Inventories and supplies                                                           562,237               626,864
     Short-term investments                                                           7,518,816               300,000
     Other current assets                                                               278,226               407,810
                                                                               ----------------      ----------------

                                                                                     21,192,064             9,472,003
                                                                               ----------------      ----------------

Total assets                                                                         44,686,835            32,597,405
                                                                               ================      ================

EQUITY AND LIABILITIES

Shareholders' equity                                        6                        30,842,372            16,121,803
                                                                               ----------------      ----------------

Non-current liabilities
     Long-term bank loans                                                             3,564,332             4,748,844
     Dismantlement and site restoration allowance                                     1,561,557             1,507,763
     Deferred income taxes                                                            1,615,567             1,451,220
                                                                               ----------------      ----------------

                                                                                      6,741,456             7,707,827
                                                                               ----------------      ----------------

Current liabilities
     Current portion of long-term bank loans                                          1,260,272               997,533
     Accounts payable                                                                 1,234,635               342,249
     Other current liabilities                                                        4,608,100             7,427,993
                                                                               ----------------      ----------------

                                                                                      7,103,007             8,767,775
                                                                               ----------------      ----------------

Total equity and liabilities                                                         44,686,835            32,597,405
                                                                               ================      ================

Notes:

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.       ORGANISATION AND PRINCIPAL ACTIVITIES

         CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on August 20, 1999. The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the exploration, development, production and sales of crude oil and natural gas.

2.       BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES

         Prior to the Reorgnisation of the Company in 1999 for the purpose of listing its share on the Hong Kong Stock Exchange and the New York stock Exchange, the Company and its subsidiaries did not exist as separate legal entities and their business operations were conducted by CNOOC and its various affiliates. In connection with the Reorganisation, CNOOC's oil and gas exploration, development, production and sales businesses and operations conducted both inside and outside of the PRC were transferred to the Group.

         As CNOOC controlled the businesses and operations transferred to the Group before the Reorganisation and continues to control the Group after the Reorganisation, accordingly, the transfer of the businesses and operations has been accounted for as reorganisation of companies under common control in a manner similar to a pooling of interests upon the Reorganisation.

         The Company completed the initial public offering and listed its shares and in the form of ADSs on the Stock Exchange of Hong Kong and the New York Stock Exchange since February 28 and February 27, 2001, respectively.

         The accompanying interim financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") except that the comparative figures for the cash flow statement were omitted which was not in compliance with Hong Kong Statement of Standard Accounting Practice No. 25 "Interim Reporting" ("Hong Kong SSAP 25"). The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited permit the deviation from Hong Kong SSAP 25 for the first cash flow statement to be included in the interim report in respect of interim financial statements relating to accounting period ended on or after July 1, 2000 and before July 1, 2001.

         The principal accounting policies adopted by the Group for 2001 are consistent with those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2001.

3.       TAXATION

         (i)      Income tax

                  The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income sourced from Hong Kong. The Company's subsidiary established in the PRC, CNOOC China Limited, is exempt from 3% local surcharges and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations. Moreover, with the approval from tax authorities, CNOOC China Limited was entitled to a 50% reduction of enterprise income taxes for three years until end of year 2000. Starting from January 2001, CNOOC China Limited is subject to normal enterprise income taxes at rate of 30%. The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rate of 10% and 26% respectively for its oil trading activities and other income producing activities. The Company's subsidiaries owning interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax of 56% before August 2000. Starting from August 2000 with the renewal of relevant production sharing contracts, the tax rate was changed to 44%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the periods presented.

         (ii)     Production taxes

                  CNOOC China Limited has to pay the following production taxes:

                  - production taxes equal to 5% of independent production and production under production sharing contracts; and

                  -    business tax of 5% on other income.

4.       EARNINGS PER SHARE

                                                                                       Six months ended June 30,
                                                                               --------------------------------------
                                                                                          2001                   2000
                                                                               ---------------        ---------------
                                                                                       RMB'000                RMB'000

         Earnings:

         Net profit for the period and earnings for the purpose of
              basic and diluted earnings per share                                   4,618,098              4,821,562
                                                                               ===============        ===============

                                                                                      Six months ended June 30,
                                                                               --------------------------------------
                                                                                          2001                   2000
                                                                               ---------------        ---------------

         Number of shares:

         Weighted average number of ordinary shares for the purpose
              of basic earnings per share                                        7,649,324,517          6,102,164,502
         Effect of dilutive potential ordinary shares under the
              pre-global offering share option scheme                                  651,256                      -
                                                                               ---------------        ---------------

         Weighted average number of ordinary shares for the purpose
              of diluted earnings per share                                      7,649,975,773          6,102,164,502
                                                                               ===============        ===============

5.       SHARE CAPITAL

                                                                              Number of shares          Share capital
                                                                              ----------------       ----------------
                                                                                                              HK$'000

         Authorised:

         Ordinary shares of HK$0.10 each
              At June 30, 2001 and 2000                                         15,000,000,000              1,500,000
                                                                              ================       ================

         Issued and fully paid:

         Ordinary shares of HK$0.10 each
              At January 1, 2000                                                 6,000,000,000                600,000
         Issue of shares to corporate investors                                    496,969,695                 49,697
                                                                              ----------------       ----------------

              At June 30, 2000                                                   6,496,969,695                649,697
                                                                              ================       ================

         Ordinary shares of HK$0.10 each
              At January 1, 2001                                                 6,557,575,755                655,758
         Issue of shares during the initial public offering                      1,656,589,900                165,659
                                                                              ----------------       ----------------

              At June 30, 2001                                                   8,214,165,655                821,417
                                                                              ================       ================

6.       CONSOLIDATED MOVEMENTS IN EQUITY

         Movements in equity during the period were as follows:

                                                                  Six months ended June 30,
                              -----------------------------------------------------------------------------------------------------
                                                                          2001                                                2000
                              ----------------------------------------------------------------------------------------   ----------
                                                                         Cumu-
                                                         Revalua-       lative
                                 Paid-in        Share       tion   translation    Statutory     Retained
                                 Capital      premium   reserves       reserve     reserves     earnings         Total       Total
                                 RMB'000      RMB'000    RMB'000       RMB'000      RMB'000      RMB'000       RMB'000     RMB'000
                                 -------      -------    -------       -------      -------      -------       -------     -------
         Balances at
              beginning of
              the period         701,181   10,835,438    274,671        (6,350)     948,338    3,368,525    16,121,803   8,384,240
         Net profit for the            -            -          -             -            -    4,618,098     4,618,098   4,821,562
              period
         Issuance of
              ordinary shares    175,797    9,925,767          -             -            -            -    10,101,564   3,359,920
         Foreign currency
              translation
              differences              -            -          -           907            -            -           907     (3,389)
                                 -------   ----------    -------        ------      -------    ---------    ----------  ----------
         Balances at end of
              the period         876,978   20,761,205    274,671        (5,443)     948,338    7,986,623    30,842,372  16,562,333
                                 =======   ==========    =======        ======      =======    =========    ==========  ==========

7.       INTERIM DIVIDEND

         On August 27, 2001, the Board of Directors declared an interim dividend of HK$0.10 per share, totalling HK$821,416,566.

8.       SUBSEQUENT EVENT

         Pursuant to a conditional agreement dated August 27, 2001, the Company, through CNOOC China Limited, acquired interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC, the parent company, for a total consideration of US$45,000,000.

9.       SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP

         The accounting policies adopted by the Group conform to generally accepted accounting principles in Hong Kong ("Hong Kong GAAP"), which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

         (i)      Revaluation of land and buildings

                  The Group revalued certain land and buildings on August 31, 1999 and December 31, 2000 and the related revaluation surplus had been recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation is based on the revalued amount. Additional depreciation arising from the revaluation for the six months ended June 30, 2001 was approximately RMB4,578,000 (2000:
                  RMB2,843,000). Under U.S. GAAP, property, plant and equipment is required to be stated at cost. Hence, no additional depreciation, depletion and amortization from the revaluation is recognized under U.S. GAAP.

         (ii)     Investments in marketable securities

                  According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealized holding gains and losses are included in current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with United States Statement of Financial Accounting Standards ("SFAS") No. 115. Under U.S. GAAP, related unrealized gains and losses are excluded from current period earnings and reported as a separate component of shareholders' equity.

                  Effects on net profit and equity of the above significant difference between Hong Kong GAAP and U.S. GAAP are summarized below:

                                                                                               Net profit
                                                                                -------------------------------------
                                                                                       Six months ended June 30,
                                                                                -------------------------------------
                                                                                          2001                   2000
                                                                                --------------         --------------
                                                                                       RMB'000                RMB'000
 As reported under Hong Kong GAAP                                                    4,618,098              4,821,562
 Impact of U.S. GAAP adjustments:
     -   Reversal of additional depreciation, depletion and
         amortization arising from the revaluation surplus on land
         and buildings                                                                   4,578                  2,843
     -   Unrealized gains from available-for-sale investments in
         marketable securities                                                         (34,739)                     -
                                                                                --------------         --------------

 As restated under U.S. GAAP                                                         4,587,937              4,824,405
                                                                                ==============         ==============

 Net income per share under U.S. GAAP                                                  RMB0.60                RMB0.79
                                                                                ==============         ==============

                                                                                                Equity
                                                                                -------------------------------------
                                                                                      June 30,           December 31,
                                                                                          2001                   2000
                                                                                --------------         --------------
                                                                                       RMB'000                RMB'000

As reported under Hong Kong GAAP                                                    30,842,372             16,121,803
Impact of U.S. GAAP adjustments:
     -   Reversal of revaluation surplus on land and buildings                        (274,671)              (274,671)
     -   Reversal of additional depreciation, depletion and
         amortization charges arising from the revaluation surplus
         on land and buildings                                                          12,161                  7,583
                                                                                --------------         --------------

As restated under U.S. GAAP                                                         30,579,862             15,854,715
                                                                                ==============         ==============

PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the six months ended June 30, 2001, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's securities.

INTERIM DIVIDEND

The Board of Directors resolved to pay an interim dividend of HK$0.10 per share to shareholders whose names appear on the Register of Members of the Company on September 28, 2001. The dividend will be paid on October 31, 2001.

The Register of Members of the Company will be closed from September 24, 2001 to September 28, 2001 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, not later than 4:00 p.m. on September 21, 2001.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended June 30, 2001, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

CHAIRMAN'S STATEMENT AND REVIEW OF OPERATIONS AND RESULTS

CNOOC Limited (the "Company") completed the initial public offering of its shares and ADS during the first half of 2001. The Company's stock has been listed and traded on the New York Stock Exchange and the Stock Exchange of Hong Kong since February 27 and 28, 2001, respectively.

Despite a weaker oil price environment triggered by a slow down in the global economy, our operating activities have remained strong. Operating results were favourable in all areas. Oil and gas revenue overcame the impact of lower realized prices and recorded a 5.73% growth. Our unit costs remained competitive. A strong balance sheet helped reduce financing expenses. Operating income before tax was 11.3% higher than that of the same period last year. Increased development capital expenditure and an active exploration program also marked the period. Both are core features of our growth strategy.

REVIEW OF OPERATIONS

For the six months ended June 30, 2001, net daily oil production was 229,824 barrels, a 7.5% increase over the same period last year. Net daily gas production was 190.1 million cubic feet ("mmcf"), down 5.3% from the same period a year earlier due to a smaller offtake by buyers. Total daily production during the period was 261,504 barrels-of-oil-equivalent ("boe"), representing a 5.7% increase over the same period a year earlier and a 9.3% increase over the annual average daily production of last year. Realized oil prices were US$25.81 per barrel and gas prices were US$3.10 per thousand cubic feet ("mcf").

Our exploration and production activities for the period generated oil and gas sales of RMB 9.156 billion, up 5.73% from the same period of last year. Crude trading activities generated marketing revenue and gross profits of RMB1.38 billion and RMB49.5 million, respectively, in the first half of 2001 compared to marketing revenue and gross profits of RMB2.83 billion and RMB32.2 million, respectively, in the same period in 2000. Our total revenues during the period were RMB11.24 billion, down 6% from the same period last year.

Our earnings before tax was RMB6.46 billion, compared with RMB5.80 billion in the same period 2000, representing an 11.3% increase. The income tax rate of our PRC subsidiaries was 30% during the period, compared with a preferential rate of 15% last year. Our tax provision increased from RMB977 million in the first half of 2000 to RMB1,838 million in the same period of 2001. Our net income was RMB4.62 billion, compared with RMB4.82 billion in the same period in 2000. The basic and diluted net income per share for the six months ended June 30, 2001 was RMB0.60.

We had an active exploration program and recorded five wildcat discoveries during the period. The Wenchang 15-1 and Liuhua 19-3 discoveries were made through independent exploration efforts. The Huizhou 9-2, Huizhou 19-2 and CFD 11-2 discoveries were made by our PSC partners. Furthermore, we and our PSC partners drilled a total of 15 appraisal wells to delineate reserves in discoveries made earlier. Notably, positive results were recorded at Wenchang 12-1N, Caofeidian 11-1, Caofeidian 12-1, Bozhong 25-1 and Huizhou 19-3.

Development expenditures, which are a key driver of near-term production growth, increased during the period. Five projects are currently under active development. Suizhong 36-1 (Phase II) and Qinhuangdao 32-6 are both expected to be completed in the fourth quarter of this year and progressed according to schedule during the period. Wenchang 13-1/13-2, scheduled to come on stream in the first half of 2002, also hit milestones on schedule. Development activities commenced for Dongfang 1-1 and Penglai 19-3.

Our parent company, China National Offshore Oil Corporation ("CNOOC"), signed two Production Sharing Contracts ("PSC's") during the period, one with Santa Fe Energy Resources of China Limited on Block 27/10 in Eastern South China Sea and the other with Husky Oil China Limited on Block 39/05 in Western South China Sea. Under our agreement with CNOOC, we are entitled to all commercial interests and benefits from the signed PSCs. CNOOC also reached an agreement with The Sinopec Group on exploration and development of the Xihu Trough in East China Sea. CNOOC will back in to a 50% working interest in the exploration and development of the Xihu Trough, an asset previously 100% owned by Sinopec Group. We expect to acquire this 50% interest from CNOOC in the near future.

We continued focus on safety and sound environmental practices. The recordable accident rate for the six months ended June 30, 2001 was 0.24 incidents per 200,000 man hours, which was the same level as last year. Work hours lost in the six months ended June 30, 2001 averaged 1 day per 200,000 man hours, down from 3.04 days per 200,000 man hours in the same period a year earlier.

OUTLOOK

We will continue to implement our production and growth strategy in the second half of 2001.

o We focus on meeting our oil and gas production targets of the year while controlling costs. We will also strive to meet our development targets. As planned, we expect to bring on stream the Suizhong 36-1 (Phase II) and Qinhuangdao 32-6 development projects before year end.

o We will continue our wildcat and appraisal well program, so as to increase reserves through a balance of independent exploration and production sharing contracts.

o We will explore the feasibility and economics of natural gas related businesses, expedite exploration and development of natural gas resources and search for opportunities to participate in overseas gas field development as part of our integrated LNG strategy.

o Finally, we will continue to upgrade our management and employee skill levels, maintain and strive to further reduce our internationally competitive cost structure and improve our efficiency through enhanced management and advanced technology.

                                                  By order of the Board
                                                      CNOOC Limited
                                                      Liucheng Wei
                                          Chairman and Chief Executive Officer

                                                    Hong Kong, August 27, 2001

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from September 24, 2001 to September 28, 2001 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, not later than 4:00 p.m. on September 21, 2001.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Cao Yunshi
                                                 ------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary


Dated: September 6, 2001